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SEC FILE NUMBER
8-70465

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2021 (MM/DD/YY) AND ENDING 12/31/2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Prism Financial Products LP

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

130 West 42nd Street, 23rd Floor
(No. and Street)

New York (City) NY (State) 10036 (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Christian Frank (Name) 917 510 5397 (Area Code – Telephone Number) christian@prismfp.com (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Raines and Fischer LLP
(Name – if individual, state last, first, and middle name)

555 Fifth Avenue, 9th Floor (Address) New York (City) NY (State) 10017 (Zip Code)

November 5, 2009 (Date of Registration with PCAOB)(if applicable) #3760 (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, David Martins da Silva, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Prism Financial Products LP, as of December 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: CEO

Kazuko Wachter
Notary Public, State of New York
Reg. No. 02WA6396884
Qualified in New York County
Commission Expires 08/26/2023

Notary Public

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☑ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☑ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

PRISM FINANCIAL PRODUCTS LP
Financial Statements
With Report of Independent Auditors
(With Supplementary Information)
For the year ended December 31, 2021

PRISM FINANCIAL PRODUCTS LP
Index to the Financial Statements
December 31, 2021

RAINES AND FISCHER LLP CERTIFIED PUBLIC ACCOUNTANTS

555 FIFTH AVENUE
9TH FLOOR
NEW YORK, NY 10017

TEL. 212 953 9200
FAX. 212 953 9366

REPORT OF INDEPENDENT REGISTERED ACCOUNTING FIRM

The Partners of
Prism Financial Products LP:

Report on the Financial Statements

We have audited the accompanying statement of financial position of Prism Financial Products LP (the "Partnership") as of December 31, 2021, and the related statements of operations, changes in partners' capital, and cash flows for the year then ended, and the related notes to the financial statements. In our opinion, the financial statements present fairly, in all material respects, the financial position of the Partnership, as of December 31, 2021, and the results of its operations and its cash flows for the year ended December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on the Partnership's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Partnership in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplementary Information

The information contained in Supplementary Schedule of Computation of Net Capital has been subjected to audit procedures performed in conjunction with the audit of the Partnership's financial statements. The supplemental information is the responsibility of the Partnership's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Raines & Fischer LLP

New York, New York
February 28, 2022

PRISM FINANCIAL PRODUCTS LP
Statement of Financial Position
December 31, 2021

ASSETS

Current Assets	
Cash	$ 3,021,157
Accounts receivable	434,480
Accrued billings	403,086
Due from related party	164,563
Other current assets	139,026
Total Current Assets	4,162,313
Property and equipment, net of accumulated depreciation	104,035
Other Assets	
Right of use asset	1,519,734
Restricted cash	124,889
Deposits	784
Total Other Assets	1,645,407
TOTAL ASSETS	$ 5,911,754

See Notes to Financial Statements

PRISM FINANCIAL PRODUCTS LP
Statement of Financial Position
December 31, 2021

LIABILITIES AND PARTNERS' CAPITAL	
Liabilities	
Current Liabilities	
Accounts payable	$ 93,704
Accrued expenses	689,061
Due to related party	588,501
Distribution payable	91,449
Total Current Liabilities	1,462,715
Long-Term Liabilities	
Lease liability	1,678,950
Total Long-Term Liabilities	1,678,950
TOTAL LIABILITIES	3,141,665
Partners' Capital	2,770,089
TOTAL LIABILITIES AND PARTNERS' CAPITAL	$ 5,911,754

See Notes to Financial Statements

PRISM FINANCIAL PRODUCTS LP
Statement of Operations
For the Year Ended December 31, 2021

Commission income, net of discounts	$ 8,464,733
Clerical order handling service fees	9,260
Subscription fees	56,073
Cost of sales	(1,406,315)
Gross profit	7,123,750
Expenses	
Branch costs	(2,305,418)
Compensation and related expenses	(3,195,208)
Communications and technology	(2,692,827)
Occupancy costs	(334,992)
Professional fees	(230,455)
Insurance	(110,561)
Travel, meals and marketing	(83,409)
Depreciation	(39,608)
Office expense	(130,180)
Other	(13,641)
Total expenses	(9,136,299)
Net operating loss	(2,012,549)
Other Income/(Expense)	
Shared services income	1,755,000
Other income	47,514
Foreign exchange loss	(28,935)
Interest expense	(6,214)
Total other income	1,767,366
Net loss	**$ (245,183)**

See Notes to Financial Statements

PRISM FINANCIAL PRODUCTS LP
Statement of Changes in Partners' Capital
For the Year Ended December 31, 2021

Balance, January 1, 2021	$ 2,872,702
Contributions	713,464
Distributions	(570,893)
Net loss	(245,183)
Balance, December 31, 2021	**$ 2,770,089**

See Notes to Financial Statements

PRISM FINANCIAL PRODUCTS LP
Statement of Cash Flows
For the Year Ended December 31, 2021

Cash Flows from Operating Activities	
Net loss	$ (245,183)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation	39,608
Changes in assets and liabilities:	
(Increase)/decrease in accounts receivable	(178,100)
(Increase)/decrease in accrued billings	10,405
(Increase)/decrease in due to/from related party	71,200
(Increase)/decrease in other current assets	(5,550)
(Increase)/decrease in deposits	314
Increase/(decrease) in accounts payable	(80,660)
Increase/(decrease) in accrued expenses	187,293
Increase/(decrease) in lease liability, net of increase in right of use asset	6,929
Net Cash Used in Operating Activities	(193,744)
Cash Flows from Financing Activities	
Proceeds from contributions	713,464
Distributions paid	(573,120)
Net Cash Provided by Financing Activities	140,344
Net change in cash, cash equivalents and restricted cash	(53,400)
Cash, cash equivalents and restricted cash, January 1, 2021	3,199,446
Cash, cash equivalents and restricted cash, December 31, 2021	**$ 3,146,047**

See Notes to Financial Statements

PRISM FINANCIAL PRODUCTS LP
Notes to Financial Statements
December 31, 2021

Note 1 – Organization

Prism Financial Products LP is a United States ("US") limited partnership that was formed in the State of Delaware on April 6, 2018, by converting from a limited liability company formerly known as Prism Financial Products LLC (together with its predecessor entity, the "Partnership"). The Partnership was authorized as an introducing broker ("IB") by the National Futures Association ("NFA") on August 5, 2016, and thereby also became registered with and regulated by the US Commodity Futures Trading Commission ("CFTC").

The Partnership established a London Branch in the United Kingdom ("UK") that was authorized by the UK's Financial Conduct Authority as an Appointed Representative of Prism Financial Products LLP ("Prism LLP"), a UK affiliate, with effect from June 26, 2017. The London Branch began regulated activities during September 2017.

The Partnership was approved as a member of the Financial Industry Regulatory Authority ("FINRA") and registered as a broker-dealer with the Securities and Exchange Commission ("SEC") on September 24, 2021.

Note 2 – Summary of significant accounting policies

Basis of preparation

The Partnership's financial statements are prepared in conformity with accounting principles generally accepted in the United State of America ("U.S. GAAP").

Revenue recognition

Revenue is measured at the fair value of the consideration received or receivable for (i) arranging and executing regulated investments on behalf of the Partnership's clients, including both exchange-listed investments and over-the-counter (OTC) products, (ii) clerical order handling services on behalf of affiliate Prism LLP, and (iii) market analysis subscription fees on behalf of the Partnership's clients during the year. Revenue is recognized when the Partnership obtains the right to consideration in exchange for its performance of services and the amount can be reliably measured and it is probable that future economic benefits will flow.

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2014-09, "Revenue from Contracts with Customers (Topic 606)". The guidance in this ASU supersedes the revenue recognition requirements in Topic 605, "Revenue Recognition". Under the new guidance, an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The amendments in ASU No. 2014-09 are effective for annual reporting periods beginning after December 15, 2018, and interim reporting periods beginning one year later, December 15, 2019. The Partnership has performed an assessment of its revenue contracts and has not identified any material changes to the timing or amount of its revenue recognition under ASU No. 2014-09. The Partnership's accounting policies did not change materially as a result of applying the principles of revenue recognition from ASU No. 2014-09 and are largely consistent with existing guidance and content practices applied by the Partnership.

Use of estimates

The preparation of financial statements in conformity with U.S. GAAP may require management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Depreciation

Property and equipment are stated at cost and depreciated on a straight-line basis over their estimated useful lives which range from three to seven years.

Income taxes

The Partnership is classified as a partnership for income tax purposes. As a partnership, the Partnership is not subject to income taxes. The partners report their distributive share of realized income or loss on their own tax returns. Certain U.S. dividend income and interest may be subject to a maximum 30% withholding for those partners that are foreign entities or foreign individuals. The Partnership is subject to the provisions of the ASC 740-10, *Income Taxes*. This standard establishes consistent thresholds as it relates to accounting for income taxes. ASC 740-10 defines the threshold for recognizing the benefits of tax-return positions in the financial statements as more-likely-than-not of being sustained by the applicable tax authority, upon examination, and requires measurement of a tax position meeting the more-likely-than-not criterion, based on the largest benefit that is more than 50% likely to be realized. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current period. The Partnership has analyzed its tax positions for the year ended December 31, 2021, and has concluded that no provision for income tax is required.

The Partnership recognizes interest and penalties, if any, related to unrecognized tax benefits as income tax expense in the accompanying Statement of Operations. During the year, the Partnership did not incur or receive any interest or penalties.

The Partnership's activities from commencement of operations remain subject to examination by various tax regulators.

Foreign currency translation

Transactions in foreign currency are initially recorded in the Partnership's functional currency by applying the month-end average exchange rate. Monetary assets and liabilities denominated in foreign currencies are translated at the exchange rate at the balance sheet date. All differences are reported in the Statement of Operations.

Cash, cash equivalents and restricted cash

For the purposes of the Statement of Cash Flows, cash equivalents are short-term, highly liquid investments that are readily convertible to known amounts of cash and are subject to an insignificant risk of changes in value. Cash is held with The Northern Trust Company, Northern Trust Securities, Inc., Barclays Bank PLC and Lloyds Bank PLC.

Restricted cash represents a certificate of deposit held as collateral for a letter of credit, which is included in the Statement of Cash Flows as part of cash, cash equivalents and restricted cash.

Note 3 – Net capital requirements

The Partnership is required to maintain minimum capital levels pursuant to two different regulations, namely the CFTC Regulation 1.17(a)(1)(iii) and the Rule 15c3-1 of the Exchange Act.

Pursuant to the net capital provisions of CFTC Regulation 1.17(a)(1)(iii), the Partnership is required to maintain a minimum Adjusted Net Capital (as defined in CFTC Regulation 1.17) of $45,000. Adjusted Net Capital may fluctuate on a daily basis. As of December 31, 2021, the Partnership had Adjusted Net Capital of $1,781,653, which represented Excess Net Capital of $1,736,653.

Pursuant to Rule 15c3-1 of the Exchange Act, the Partnership is required to maintain a minimum Net Capital of the greater of i) 45,000 or ii) 12.5% of its Aggregate Indebtedness (as defined by the rule). The Net Capital may fluctuate on a daily basis. As of December 31, 2021, the Partnership had a Net Capital of $1,901,974, which represented an Excess Net Capital of $1,719,800.

Note 4 – Concentration and market risk

The Partnership's financial instruments that are potentially exposed to concentrations of credit risk consist primarily of cash, cash equivalents and investments. The Partnership places its cash with what it believes to be quality financial institutions. At times the balance in the Partnership's cash accounts exceeded the Federal Deposit Insurance Corporation insurance limit; however, the Partnership has not experienced any losses in its cash accounts to date.

Note 5 – Property and equipment

Property and equipment as of December 31, 2021, consisted of the following:

Furniture & fixtures	$	138,758
Office equipment		76,835
Leasehold improvements		64,684
		280,277
Accumulated depreciation		(176,241)
Total	$	104,035

Depreciation expense for 2021 was $39,608.

Note 6 – Partners' capital

The Partnership establishes a capital account on its books for each partner. Contributions received are credited to and distributions are debited from the partners' capital accounts on the effective dates.

Note 7 – Related party disclosures

Effective January 1, 2021, the Partnership entered into a Shared Services and IP License Agreement with PrismFP Analytics Ltd ("Analytics Ltd"), another UK affiliate, to provide certain outsourced administrative, operations, information technology and general business management support services to the Partnership. The fees incurred for these services were $2,593,860 for the year ended December 31, 2021. As of December 31, 2021, $206,500 remained outstanding and was settled on January 31, 2022.

Effective January 1, 2021, the Partnership entered into separate Shared Services Agreements to provide outsourced general financial, corporate governance and corporate development services to Prism LLP and Analytics Ltd. The fees earned for these services amounted to $1,116,000 and $279,000, respectively, for the year ended December 31, 2021. As of December 31, 2021, $93,000 and $23,250, respectively, remained outstanding and these amounts were settled on January 31, 2022.

Effective June 19 and June 26, 2017, the Partnership entered into Appointed Representative and Secondment Agreements with Prism LLP, by which the Partnership was appointed as an Appointed Representative of Prism LLP, enabling it to provide brokerage services to its clients during the European opening hours from its London Branch using seconded staff from Prism LLP located in the same London offices. The Secondment Agreement was amended on November 15, 2018. Pursuant to these agreements, the London Branch incurred costs of $2,233,734 and Appointed Representative fees of $257,982 for the year ended December 31, 2021. As of December 31, 2021, $129,546 and $6,089, respectively, remained outstanding and these amounts were partly settled on January 31, 2022, and the balance was settled on February 28, 2022.

Effective January 1, 2021, the Partnership entered into an Analytical Services Agreement to provide market related analysis and trade idea generation to Prism LLP. The fees earned for these services amounted to $360,000 for the year ended December 31, 2021. As of December 31, 2021, $30,000 remained outstanding and was settled on January 31, 2022.

Effective July 1, 2017, the Partnership entered into an Arranging Services Agreement to provide clerical order handling services on behalf of Prism LLP for orders from its non-US clients requiring execution during the US opening hours on US, European and Canadian exchanges. The fees earned for these services amounted to $9,260 for the year ended December 31, 2021. As of December 31, 2021, $720 remained outstanding and was settled on January 31, 2022.

Effective August 1, 2017, the Partnership entered into an Agency Execution Agreement with Prism LLP pursuant to which Prism LLP was appointed as a third-party executing broker for the Partnership, whereby the Partnership can give up orders from its clients to Prism LLP for execution on European exchanges. The fees incurred for these services were $489,974 for the year ended

December 31, 2021. As of December 31, 2021, $23,173 remained outstanding and was settled on January 31, 2022.

Effective January 1, 2019, the Partnership entered into a Sales Agency and Services Agreement with Analytics Ltd to act as a non-exclusive sales agent for software and data products licensed by Analytics Ltd to the Partnership's brokerage clients, and to provide limited after-sales customer support. The fees earned for these services amounted to $16,847 for the year ended December 31, 2021. As of December 31, 2021, there was no amount outstanding.

Effective January 1, 2021, the Partnership entered into a Shared Deposit Account Agreement with Prism LLP pursuant to which Prism LLP provided the initial funds for a shared deposit account maintained on behalf of both entities with their clearer R.J. O'Brien Limited (individually and together with its affiliates, "RJOB") as security against their obligations under their respective services agreements with RJOB. Interest expense incurred for use of the shared deposit account amounted to $6,164 for the year ended December 31, 2021. As of December 31, 2021, $497 remained outstanding and was settled on January 31, 2022.

Effective August 16, 2020, the Partnership entered into an operating lease for a corporate housing and disaster recovery site. The landlord for the property is a company owned by two of the managers of the general partner of the Partnership. The expenses incurred for the lease were $108,000 for the year ended December 31, 2021. As of December 31, 2021, there was no amount outstanding.

Note 8 – Commitments and contingencies

Operating leases

Effective December 21, 2018, the Partnership entered into an operating lease for office space expiring July 31, 2027. The lease security deposit is in the form of an unconditional and irrevocable letter of credit, which was reduced on January 20, 2021, from a principal amount of $149,730 to $124,775.

The future minimum lease payments under the operating lease as of December 31, 2021, are as follows:

Years Ending December 31,		
2022	$	316,023
2023		323,133
2024		339,445
2025		359,741
2026		367,835
Thereafter		217,361
	$	1,923,537

Rent expense for the year ended December 31, 2021, was $315,998.

In February 2016, the FASB issued ASU No. 2016-02, "Leases (Topic 842)". This update includes a lease accounting model that recognizes two types of leases – finance leases and operating leases. The standard requires that a lessee recognize a "right of use" asset and a lease liability on the Statement of Financial Position relating to leases with terms of more than twelve months. The recognition, measurement, and presentation of expenses and cash flows arising from a lease by a lessee will depend on its classification as a finance or operating lease. This update is effective beginning in January 2020 and the Partnership has recorded a "right of use" asset and a lease liability payable in the amounts of $1,519,734 and $1,678,950, respectively, as of December 31, 2021.

Note 9 – Indemnification

In the normal course of business, the Partnership enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. The Partnership's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the Partnership that have not yet occurred. However, based on experience, the Partnership expects the risk to be remote.

Note 10 – Subsequent events

Subsequent events have been evaluated through February 28, 2022, which is the date the financial statements were available to be issued. No subsequent events were identified.

Supplemental Information Pursuant to

Regulation 1.10 of the Commodities Futures Trading Commission

&

Rule 15c3-1 of the Exchange Act

PRISM FINANCIAL PRODUCTS LP
Schedule of Computation of Net Capital
December 31, 2021

COMPUTATION OF NET CAPITAL as per CFTC Regulation 1.17(a)(1)(iii),

Total assets per Statement of Financial Position	$ 5,911,754
Deductions:	
Assets not reflected in the Statement of Financial Position or not allowed as net capital under CFTC regulation 1.17 (non-current assets and other changes)	(967,777)
Current assets under CFTC regulation 1.17	4,943,977
Total liabilities per Statement of Financial Position	(3,141,689)
Net Capital	$ 1,802,288
Charges against Net Capital (non-USD balances)	(17,142)
Charges against Net Capital (non-regulated receivables)	(3,493)
Adjusted Net Capital under CFTC regulation 1.17	1,781,653
Minimum capital requirement	45,000
Excess Net Capital	**$ 1,736,653**

RECONCILIATION OF COMPUTATION OF NET CAPITAL

The above computation does not differ from the computation of net capital as per CFTC Regulation 1.17(a)(1)(iii) as of December 31, 2021, as filed by Prism Financial Products LP on Form 1-FR-IB. Accordingly, no reconciliation is deemed necessary.

PRISM FINANCIAL PRODUCTS LP
Schedule of Computation of Net Capital
December 31, 2021

COMPUTATION OF NET CAPITAL as per Rule 15c3-1 of the Exchange Act

Total assets per Statement of Financial Position	$ 5,911,754
Intercompany assets & liabilities netting adjustment:	(164,563)
Adjusted total assets (a)	5,747,192
Total liabilities per Statement of Financial Position	3,141,689
Intercompany assets & liabilities netting adjustment:	(164,563)
Adjusted total liabilities (b)	2,977,126
Total non-allowable assets (c)	(850,861)
Net Capital before haircuts (a-b-c)	$ 1,919,205
Haircuts on securities	
Investment positions	(88)
Foreign exchange balances	(17,142)
Net Capital	**$ 1,901,974**

PRISM FINANCIAL PRODUCTS LP
Schedule of Computation of Net Capital
December 31, 2021

COMPUTATION OF AGGREGATE INDEBTEDNESS, NET CAPITAL REQUIREMENT AND EXCESS NET CAPITAL

Net Capital (a)	$ 1,901,974
Adjusted total liabilities	2,977,126
Non-Aggregate Indebtedness (Right of Use Lease)	(1,519,734)
Aggregate Indebtedness (b)	$ 1,457,393
Minimum dollar requirement (i)	45,000
Minimum Net Capital required – 12.5% of (b) (ii)	182,174
Net Capital requirement (greater of (i) and (ii) above) (c)	$ 182,174
Excess Net Capital (a – c)	**$ 1,719,800**

RECONCILIATION OF COMPUTATION OF NET CAPITAL

The above computation does not differ from the computation of net capital under Rule 15c3-1 as of December 31, 2021, as filed by Prism Financial Products LP on Form X-17A-5. Accordingly, no reconciliation is deemed necessary.

STATEMENT REGARDING CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

No statement is required as no subordinated liabilities existed at any time during the year.

STATEMENT REGARDING SIPC SUPPLEMENTAL REPORT

The Partnership is exempt from the filing of the SIPC Supplemental Report as qualifying net operating revenues are less than $500,000.

RAINES AND FISCHER LLP CERTIFIED PUBLIC ACCOUNTANTS

555 FIFTH AVENUE
9TH FLOOR
NEW YORK, NY 10017

TEL. 212 953 9200
FAX. 212 953 9366

REPORT OF INDEPENDENT REGISTERED ACCOUNTING FIRM

The Partners of
Prism Financial Products LP:

In planning and performing our audit of the financial statements of Prism Financial Products LP (the "Partnership") as of December 31, 2021, and for the year then ended, in accordance with auditing standards generally accepted in the United States, we considered its internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Prism Financial Products LP, as of December 31, 2021, and the results of its operations, changes in partners' capital and cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America

As required by Regulation 1.16 of the Commodity Futures Trading Commission ("CFTC"), we have made a study of the practices and procedures followed by the Partnership, including consideration of control activities for safeguarding customer and firm assets. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Regulation 1.16 in making periodic computations of minimum financial requirements pursuant to Regulation 1.17 of the CFTC. Because the Partnership does not carry accounts for customers, or perform custodial functions relating to customer accounts, we did not review the practices and procedures followed by the Partnership in any of the following:

1. The daily computations of the segregation requirements of Section 4d(a)(2) and Section 4d(f)(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based on such computations; and

2. The daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC.

Management of the Partnership is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the CFTC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the

Partnership has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. CFTC Regulation 1.16(d)(2) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of the Partnership's financial reporting.

A material weakness is a deficiency, or a combination of deficiencies in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented or detected on a timely basis.

Our consideration of internal control was for the limited purpose described previously in this report and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities and certain regulated commodity customer and firm assets that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to previously in this report are considered by the CFTC to be adequate for its purposes in accordance with the Commodity Exchange Act, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Partnership's practices and procedures, as previously described in this report, were adequate as of December 31, 2021, to meet the CFTC's objectives.

This report is intended solely for the information and use of the Advisory Board and limited partners, management, the CFTC, the Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Regulation 1.16 of the CFTC, in their regulation of registered introducing broker dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Raines & Fischer LLP

New York, New York
February 28, 2022

RAINES AND FISCHER LLP CERTIFIED PUBLIC ACCOUNTANTS

555 FIFTH AVENUE
9TH FLOOR
NEW YORK, NY 10017

TEL. 212 953 9200
FAX. 212 953 9366

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Partners of Prism Financial Products LP:

We have reviewed management's statements, included in the accompanying Prism Financial Products LP Exemption Report, in which (1) Prism Financial Products LP (the "Partnership") identified the following provisions of 17 C.F.R. §240.15c3-3 under which the Partnership claimed an exemption from 17 C.F.R.§240.15c3-3(k):(2)(ii), (the "exemption provisions") and (2) Prism Financial Products LP stated that the Partnership met the identified exemption provisions throughout the most recent fiscal year without exception. Management of the Partnership is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Prism Financial Products LP's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Raines & Fischer LLP

New York, New York
February 28, 2022

Prism Financial Products LP
130 West 42nd Street, 23rd Floor
New York, NY 10036
646-205-6181

Exemption Report

Prism Financial Products LP (the "Partnership") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Partnership states the following:

(1) The Partnership claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k):(2)(ii); and

(2) The Partnership met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

Prism Financial Products LP

I, David Martins da Silva, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

David Martins da Silva, Chief Executive Officer
February 28, 2022